Exhibit 99.2

Magal Security Systems Ltd. 17 Altalef Street, Yehud Industrial Zone, Israel 5610001 T: 972-3-539-1444; F: 972-3-536-6254 www.magalsecurity.com

Dear Magal Shareholder,

RE: Taxation of the Cash Distribution payable on December 28, 2020

On December 7, 2020, Magal Security Systems Ltd. (“Magal”) announced a Cash Distribution in the amount of US$1.079 per share (approximately US$ 25 million in the aggregate) (the “Cash Distribution”) payable on December 28, 2020.

As previously announced, Magal filed a request with the Israel Tax Authority (“ITA”) for a ruling to enable shareholders entitled to an exemption and /or a lower withholding tax, rate with respect to the Cash Distribution to benefit from such lower rates. On December 27, 2020 the ITA issued an interim tax pre-ruling.

In conformance with the tax pre-ruling:

1.
Magal has appointed IBI Capital as its trustee/sub-paying agent (“IBI” or the “Tax Trustee”). IBI’s contact details are as follows:

Email:                  IBI-CM@IBI.co.il
Address:            9 Ahad Ha’am st. Tel Aviv (Shalom Tower), Israel
Phone number:   +972 506 209 410

2.
On the Cash Distribution payment date of December 28, 2020, Magal will withhold 25% of the gross amount of the Cash Distribution (the “Withheld Tax”) and will transfer the Withheld Tax to the Tax Trustee. The net amount of the Cash Distribution (75%) will be paid to shareholders by the American Stock Transfer & Trust Company, LLC (“AST”).

3.
In parallel, Magal is seeking an ITA final ruling which will determine which part of the Cash Distribution will be classified as dividend and which part of the Cash Distribution will be classified as capital reduction, i.e., will be classified as capital gain. As such, each part of the Cash Distribution may have different tax implications for shareholders based on the Israeli Tax Law as well as the applicable tax treaty.

Magal expects to obtain such final tax ruling within several weeks and will notify the shareholders upon the receipt of such final tax ruling. If received, such ITA tax ruling may result in a tax rate to shareholders that is lower than the Withheld Tax and the shareholders will receive the difference between the 25% withheld and the lower rate determined by the ITA final tax ruling.

A Magal shareholder may be eligible for a tax exemption with respect to the "capital reduction" part of the Cash Distribution if they are a foreign tax resident (non-Israeli tax resident).

A Magal shareholder may be eligible for a reduced tax rate with respect to the "Dividend" part of the Cash Distribution if they have an equitable right to receive the Cash Distribution and are resident of a country with which Israel has a tax treaty for the avoidance of double taxation. Please note that due to the tax treaty between the US and Israel, US tax residents are NOT entitled to a refund on the tax withheld on the dividend component.

An applicant may apply during the period beginning December 28, 2020 until February 10, 2021 to the Tax Trustee for a reduction in the standard withholding tax rate applicable to the Cash Distribution payment in accordance with a relevant tax treaty (the “Application”).

4.	Please note that due to transfer fees (the settlement will be made by wire transfer and not by checks), refunds of less than US$50 will not be made.

5.	In order to submit an Application, the applicant must submit the documents listed in Appendix A to the Tax Trustee.

6.
The Tax Trustee will review the documents submitted by applicants, as well as any other document which may be required in order to determine the applicant's eligibility for a reduced tax rate. If an applicant’s documents are not complete or found to be insufficient, the Tax Trustee may revert to the applicant with questions or a request for additional documents.

7.
Upon an applicant’s satisfactory submission of the required documents, the Tax Trustee will transfer to the applicant’s designated bank account a tax refund in the amount by which the Withheld Tax Rate exceeds the applicable tax rate under the applicable tax regime.

8.
The indicated “fast track” application process has been made available to Magal’s shareholders to permit them to avoid excessive tax payments. This process neither affects the substantive tax liability of any shareholder, nor does it derogate from a shareholder’s right to file a tax return with the Israeli Tax Authority to seek a refund of over-withheld amounts.

The foregoing does not constitute tax advice. Neither the Tax Trustee nor Magal will provide tax advice to applicants regarding their substantive tax liability or their ability to claim a refund of Israeli withholding tax.  applicants should consult their own tax advisors as to the United States, Israeli or other tax consequences of the payment of the Cash Distribution and the impact of any foreign, state or local taxes.

Sincerely,

Doron Kerbel
General Counsel & Company Secretary
Magal Security Systems Ltd.

Appendix A

 Magal Security Systems Ltd. Cash Distribution

CLAIM FOR REDUCED RATE OF WITHHOLDING TAX
IN ISRAEL ON CASH DISTRIBUTION PAYMENTS TO A NON-ISRAELI TAX RESIDENT

You are receiving this form “Declaration of Status for Israeli Income Tax Purposes” as a holder of shares of Magal Security Systems Ltd. (“Magal”), in connection with the Cash Distribution to the shareholders of Magal on December 28, 2020.

By completing this form in a manner that would substantiate your eligibility for a reduced rate of Israeli withholding tax with respect to this Cash Distribution, you will allow Magal and its Israeli tax agent, to withhold tax in Israel from the Cash Distribution made to you at a reduced tax rate.

This form shall be completed and signed by the recipient of the Cash Distribution or by an authorized officer or representative of the recipient.

This claim is made pursuant to the Double Tax Convention between Israel and the country of residence of the recipient of the Cash Distribution.

PART A: RECIPIENT DECLARATION

RECIPIENT INFORMATION

Full name of the recipient:	For Individuals: Identity Number, Social Security No., or Passport No./ For Legal Entities: Registration No. /Corporation No.	Type of Investor: ☐ Legal Entity ☐ Individual ☐ Trust Beneficiary
With respect to an individual		With respect to a legal entity
Date of birth:		The country in which it was incorporated: The country in which control and management are conducted:
Country of residence:
Country of citizenship:
Country issuing passport:

Income Tax File number of recipients in place of residence: __________________________

Address of local income tax assessing office in recipient’s place of residence: _____________
The recipient is a fiscal resident of (insert country) _____________ since (insert date)________.
Permanent Address (country, city, street, house or apartment number):
Mailing Address:	Investor's Telephone number:
Telephone number of authorized signatory:

With regard to an Individual:
I declare that I am not an Israeli resident because (please mark all applicable boxes):

☐	1.	The State of Israel is not my permanent place of residence.
☐	2.	The State of Israel is neither my place of residence nor my family's place of residence.
☐	3.	My ordinary or permanent place of activity is not within the State of Israel, and I do not have a permanent establishment in the State of Israel.
☐	4.	I do not engage in any occupation within the State of Israel.
☐	5.	I do not own a business or part of a business within the State of Israel.
☐	6.	This year, I did not stay and I do not intend to stay in Israel for 183 days or more.
☐	7.	This year, I did not stay in Israel and I also do not intend to stay in Israel for 30 days or more and my total stay in Israel this year and in the two preceding years will not reach 425 days.
☐	8.	I am not insured with the National Insurance Institute in the State of Israel.
☐	9.	I am the sole beneficial owner of the dividend income.
☐	10.	I acquired the shares on or after the date of initial public offering (i.e. after 1993).

With regard to a Legal Entity:

I declare that the Legal Entity is a non-Israeli resident because (please mark all applicable boxes):

☐	1.	Over 75% of the shareholders are individuals with the same residency as the Legal Entity (attached declaration of shareholders).
☐	2.	It is not registered /incorporated with the Registrar of Companies in Israel.
☐	3.	It is not registered with the Registrar of non-profit organizations in Israel (Amutot).
☐	4.	The control of the legal entity is not in Israel.
☐	5.	The management of the legal entity is not in Israel.
☐	6.	The legal entity does not have a permanent enterprise in Israel and the entity does not have a permanent establishment in the State of Israel.

☐	7.
No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner, alone or with another who is an Israeli resident, one or more of the means of control of the legal entity, as specified below, at a rate exceeding 25%. The term "means of control" refers to the following:
(a)          the right to participate in profits.
(b)          the right to appoint a director.
(c)          the right to vote.
(d)          the right to share in the assets of the entity at the time of its liquidation.
(e)          the right to direct the manner of exercising one of the rights specified above.

☐	8.	The legal entity is the sole beneficial owner of the dividend income.
☐	9.	The entity does not hold the shares directly or indirectly for the benefit of another person.
☐	10.	The income is not attributable to a place of business or permanent establishment located in a country other than country of residence.
☐	11.	I acquired the shares on or after the date of initial public offering (i.e., after 1993)

DETAILS OF INCOME RECEIVED
Place of receipt (country, city, bank account number, Amount)

Country	City	Bank name and account number	Amount

The recipient declares that all the information provided above is accurate and complete.

Date of Signature	Signature of Recipient

PART B: CERTIFICATION OF FOREIGN INCOME TAX AUTHORITY (for Shareholders seeking reduced tax withholding for the dividend portion)

This part shall be completed and signed by the income tax authorities of the recipient’s place of residence.

1. I certify that:
a. the recipient of the income is a fiscal resident of (insert country) ____________.
b. the recipient regularly reports his income as required; the most recent income tax return filed being for the year _____________.
c. the income concerned   ☐ is/ ☐ is not    subject to tax in (insert the recipient’s country of residence) ___________.

Date of Signature	Signature	Official Stamp

2. Address of certifying official: _______________________

3. Position or Title of certifying official: ____________________

4. Name of Income Tax Authority official making this certification: ______________

PART C: DOCUMENTATION

With regard to an Individual - List all documents attached:

1.	Full bank account details + IBAN No. (for US beneficiaries – SWIFT Code) + Bank Address.
2.	Bank Account Ownership proof (such approval can be a letter from the bank or a scanned copy of void check).
3.	Copy of passport issued by the country of tax residency of shareholder.
4.	Relevant W9 form (for US Citizens) OR W8BEN form (for Non-US Citizens) filled and signed (forms attached).
5.	Bank statement from the date of entitlement to the dividend including bank account details of the account holder, bank name and account number and the number of listed shares held by the shareholder.
6.	Bank statement from the date of payment of the dividend, including bank account details of the account holder, bank account number and the amount of the dividend received.

With regard to a Legal Entity - List all documents attached:

1.	Full bank account details + IBAN No. (for US beneficiaries – SWIFT Code) + Bank Address
2.	Bank Account Ownership proof (such approval can be a letter from the bank or a scanned copy of void check).
3.	Copy of Certificate of Incorporation issued by the country of tax residency of shareholder.
4.
List of shareholders of the Legal Entity and declarations regarding their state of residency for tax purposes. Relevant W9 form (for US Entities) OR W8BEN-E form (for Non-US Entities) filled and signed (forms attached).

5.	Bank statement from the date of entitlement to the dividend including bank account details of the account holder, bank name and account number and the number of listed shares held by the shareholder.
6.	Bank statement from the date of payment of the dividend, including bank account details of the account holder, bank account number and the amount of the dividend received.

World Leader in Integrated Security Solutions